SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)*

Echo Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

27876L107
(CUSIP Number)

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

452,169

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

452,169

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

452,169

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Long Term Growth VII, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

311,308

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

311,308

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

311,308

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Liquid Opportunity Master Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

764,538

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

764,538

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

764,538

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum-Montaur Life Sciences, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

786,710

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

786,710

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

786,710

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.6%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,550,187

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,550,187

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,550,187

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Liquid Opportunity Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

764,538

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

764,538

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

764,538

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlict

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,314,726

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,314,726

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,314,726

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Uri Landesman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,314,726

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,314,726

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,314,726

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.4%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, $.01 par value (the "Common Stock"), of Echo Therapeutics, Inc. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of August [--], 2013 and amends and supplements the Schedule 13D filed on July 15, 2013 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D (collectively, the "Reporting Persons") are:

•	Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership (the “PPVA”);

•	Platinum Long Term Growth VII, LLC, a Delaware limited liability company (“Platinum VII”);

•	Platinum Partners Liquid Opportunity Master Fund L.P., a Cayman Islands exempted limited partnership (“PPLO”);

•	Platinum-Montaur Life Sciences, LLC, a Delaware limited liability company (“Platinum-Montaur”);

•	Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum Management”),

•	Platinum Liquid Opportunity Management (NY) LLC, a Delaware limited liability company (“Platinum Liquid Management”);

•	Mark Nordlicht, a United States citizen (“Mr. Nordlicht”); and

•	Uri Landesman, a United States citizen (“Mr. Landesman”).

ITEM 4.Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On August 30, 2013, the Reporting Persons sent a letter (the “Letter”) to the Board of Directors of the Issuer.  The Letter outlines the Reporting Person’s opinion regarding certain actions taken by the Issuer and the rationale for such opinions.  In addition the Letter proposes and recommends that the Issuer take certain steps as soon as possible, including:

•	Immediately remove two directors and appoint two new directors;
•	Enter into a partnership for the development and manufacture of the CGM product in mainland China;
•	Engage a consulting firm to review the Issuer’s product and business development positioning; and
•
Not enter into further financings until the closing of the mainland China transaction, at which time the Reporting Persons (and co-investors approved by the board of directors) would invest an additional $10 million in shares of Common Stock at an agreed upon price.

The description of the Letter does not purport to describe the Letter in its entirety and is qualified and supplemented by the full text of the Letter which is attached to this Schedule 13D as Exhibit B and is incorporated herein by reference.

ITEM 5.Interest in Securities of the Issuer.

Sections (a) and (b) of Item 5 of the Schedule 13D are amended and restated in their entirety as follows:

(a)(i) Due to the Ownership Limitation (as defined below), collectively, the Reporting Persons beneficially own 2,314,726 shares of Common Stock representing 19.4% percent of the outstanding shares of Common Stock.

(ii)PPVA individually beneficially owns 452,169 shares of Common Stock, which represents approximately 3.8% of the outstanding shares of Common Stock.

(iii)Platinum VII individually beneficially owns 311,308 shares of Common Stock, which represents approximately 2.6% of the outstanding shares of Common Stock. Platinum VII’s beneficial ownership of 311,308 shares of Common Stock consists of shares of Series C Preferred Stock convertible into 311,308 shares of Common Stock.

(iv)PPLO individually beneficially owns 764,538 shares of Common Stock, which represents approximately 6.4% of the outstanding shares of Common Stock. PPLO’s beneficial ownership of 764,538 shares of Common Stock consists of: (x) 564,538 shares of Common Stock, (y) shares of Series C Preferred Stock convertible into 100,000 shares of Common Stock, and (z) shares of Series D Preferred Stock convertible into 100,000 shares of Common Stock.

(v) Due to the Ownership Limitation, Platinum-Montaur individually beneficially owns 786,710 shares of Common Stock, which represents approximately 6.6% of the outstanding shares of Common Stock. Platinum Montaur’s beneficial ownership of 786,710 shares of Common Stock consists of: (x) shares of Series C Preferred Stock convertible into 586,110 shares of Common Stock, and (y) shares of Series D Preferred Stock convertible into 200,600 shares of Common Stock.

Platinum-Montaur holds Warrants (as defined below) exercisable for 700,000 shares of Common Stock.  In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the number of shares of Common Stock for which the Warrants are exercisable is limited pursuant to the terms of the Warrants to that number of shares of Common Stock which would result in the Reporting Persons having aggregate beneficial ownership of 4.99% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation").  The Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock issuable upon any exercise of the Warrants to the extent that such conversion would cause the Reporting Persons’ aggregate beneficial ownership to exceed or remain above the Ownership Limitation (as is currently the case).  The Warrants provide that Platinum-Montaur may waive such Ownership Limitation upon 61-days’ prior written notice and increase such limitation up to 9.99%, which Platinum-Montaur has not done as of the date of this filing.  As of the date of this filing, Platinum-Montaur disclaims beneficial ownership with respect to the 700,000 shares of Common Stock for which the Warrants would otherwise be exercisable.

(vi)Platinum Management, as the investment manager of PPVA, Platinum VII and Platinum-Montaur, may be deemed to beneficially own the 1,550,187 shares of Common Stock beneficially owned by them, representing approximately 12.9% of the outstanding shares of Common Stock.

(vii)Platinum Liquid Management, as the investment manager of PPLO, may be deemed to beneficially own the 764,538 shares of Common Stock beneficially owned by it, representing approximately 6.4% of the outstanding shares of Common Stock.

(viii)    Mark Nordlicht and Uri Landesman may each be deemed to beneficially own the 2,314,726 shares of Common Stock beneficially owned by Platinum Management and Platinum Liquid Management, representing approximately 19.4% of the outstanding shares of Common Stock.

(b)PPVA, Platinum Management, Mr. Nordlicht and Mr. Landesman have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 452,169 shares of Common Stock individually beneficially owned by PPVA.

Platinum VII, Platinum Management, Mr. Nordlicht and Mr. Landesman have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 311,308 shares of Common Stock individually beneficially owned by Platinum VII.

PPLO, Platinum Liquid Management, Mr. Nordlicht and Mr. Landesman have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 764,538 shares of Common Stock individually beneficially owned by PPLO.

Platinum-Montaur, Platinum Management, Mr. Nordlicht and Mr. Landesman have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 786,710 shares of Common Stock individually beneficially owned by Platinum-Montaur.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit B – Open Letter to Shareholders

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  August 30, 2013

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM LONG TERM GROWTH VII, LLC

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND L.P.

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM-MONTAUR LIFE SCIENCES, LLC

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM MANAGEMENT (NY) LLC

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC

By:  /s/ Uri Landesman
             Uri Landesman, President

/s/ Mark Nordlicht
     Mark Nordlicht

/s/ Uri Landesman
     Uri Landesman

EXHIBIT B

August 30, 2013

Board of Directors
Echo Therapeutics, Inc.
8 Penn Center
1628 JFK Boulevard, Suite 300
Philadelphia, PA  19103

Gentlemen:

I write to you on behalf of Platinum-Montaur Life Sciences, LLC and our affiliated funds, beneficial holders of approximately 20% percent of the common stock of Echo Therapeutics, Inc. (the “Company” or “Echo”).  For many months now we have attempted to have a constructive dialog with the Board of Directors of Echo (the “Board”) and its former CEO who was recently and summarily terminated.  Not once in our numerous discussions has a director or executive of Echo acknowledged the Company’s free-fall and their role in it.  Do the people in Echo’s c-suite and Board room not recognize the judgment that the investing public is rendering on their leadership and oversight when the stock price plummets approximately 95% in the past two years while the NASDAQ has increased approximately 40%?   To this day we are still waiting for the Company’s leadership to assuage the market’s deepest concerns and publicly announce a plausible and immediate strategy for turning Echo around and unlocking its awesome potential.

Frankly, we would have thought you would be reaching out to shareholders and welcoming and acting on the positive ideas suggested by Platinum and others.  However,

152 West 57th Street ▪ New York, New York 10019 ▪ Phone: 212-582-2222

the Board’s terminal inaction convinces us that you cannot or will not right this ship without outside pressure and leadership.  We cannot wait any more, and we sense that other shareholders feel the same way.  We must now publicly advance a proposal that we believe provides a real lifeline to this troubled but potentially fantastic Public Company.

The following is a summary of our proposal:

1. Board Composition:

a.	Vincent D. Enright and James F. Smith must resign immediately from the Board.

b.	Michael M. Goldberg, M.D. and Gary Saxton (an experienced medical device executive who has negotiated deals with many medical device companies) should be immediately appointed to the Board.

2. Development of CGM Technology:  We have identified a potential partner (“China Partner”) for the Company for the development and manufacture of the CGM Product in China.  The Board should begin discussions with China Partner without delay.  It is anticipated that an agreement with China Partner would include:

a.	Fast Track CFDA approval of the Product;

b.	China Partner covering the entire development cost and taking responsibility for manufacturing, marketing and selling the approved Product in China;

152 West 57th Street ▪ New York, New York 10019 ▪ Phone: 212-582-2222

c.	China Partner would have exclusivity for the Product in mainland China;

d.
China Partner and the Company would  split sales of the Product in China based on a high double-digit royalty arrangement; China Partner will pay all manufacturing, sales and marketing, and distribution costs from its share after the payment of royalties to Echo;

e.	The Company will retain all intellectual property; and

f.
Upon earlier of (i) approval of the Product by CFDA, or (ii) termination of the agreement with China Partner, the Company will reimburse China Partner for $1.5 million of expenses in the form of common stock of the Company (valued at a mutually acceptable price to be determined).

3. Engagement of Consultant: The Company will engage a consulting firm, to be unanimously approved by the Board, to provide strategic consulting to the Company, including an independent, high-quality review of the Company’s product and business development positioning.  We have a candidate we would like to suggest for this role.

4. Engagement of a Recruiting Firm.  Immediately hire a top quality executive recruiting firm with recent relevant exposure to executives with current experience in medical device business development.

152 West 57th Street ▪ New York, New York 10019 ▪ Phone: 212-582-2222

       5. Future Investment: The Company will not enter into any further equity or debt financing or business development opportunities without the unanimous approval of the newly constituted Board.  Upon closing of the transaction with China Partner, we (and potentially other co-investors approved by the Board) will purchase $10 million of common stock of the Company (valued at a mutually acceptable price to be determined).  Continued depletion of cash through an uncorrected burn rate will of course negatively impact price.

Now is the time to act.  Surely the Board sees that each day it looks at the stock price and the burn rate.  Yes, you were elected by the shareholders.  Now show that their trust was justified by forcefully and publicly acting in their best interests.  Reach out to your largest shareholders and ask them what they think of this Proposal.  We stand ready to speak or meet with you to help in any way we can, and will make necessary introductions to China Partner.  However, we do expressly want a public response to this entirely sound proposal, and call upon the Board to provide that response no later than 5 PM on Wednesday, September 4, 2013 (the “Deadline”).  If the Board fails to accept our Proposal by the Deadline, then Platinum’s willingness to participate in the Proposal will

152 West 57th Street ▪ New York, New York 10019 ▪ Phone: 212-582-2222

expire and we expressly reserve all our rights, including by taking our case directly to our fellow shareholders.  As we have publicly expressed in the past, we reserve all rights.

 Best regards,

 Michael M. Goldberg, M.D.
 Portfolio Manager

152 West 57th Street ▪ New York, New York 10019 ▪ Phone: 212-582-2222